

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Teck Lim Chia
Chief Executive Officer
CBL International Limited
Level 23-2 Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

      Re: CBL International Limited
           Registration Statement on Form F-3
           Filed September 20, 2024
           File No. 333-282249

Dear Teck Lim Chia:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Kathleen Deutsch